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                       REPORT OF NORMAL COURSE ISSUER BID

      (SUBSECTION 189.1.3 OF THE REGULATION RESPECTING SECURITIES (QUEBEC))

1.    NAME AND ADDRESS OF THE OFFEREE COMPANY:

      Stantec Inc.
      10160 - 112th Street
      Edmonton, Alberta
      T5K 2L6

2.    NAME AND ADDRESS OF THE OFFEROR:

      Stantec Inc.
      (as above)

3.    DESIGNATION OF THE SECURITIES THAT ARE SUBJECT TO THE BID:

      Common Shares - CUSIP No. 85472N 10 9

4.    DATE OF THE BID:

      June 1, 2005 to May 31, 2006

5. MAXIMUM NUMBER OF SECURITIES SOUGHT BY THE OFFEROR FOR EACH CLASS OF SECURITIES SUBJECT TO THE BID:

      946,705 common shares, representing approximately 5% of the common shares outstanding as at May 16, 2005.

6.    VALUE, EXPRESSED IN CANADIAN DOLLARS, OF THE CONSIDERATION OFFERED PER
      SECURITY:

      Common shares will be purchased through the facilities of the Toronto Stock Exchange. The price paid for the common shares will be the market price of such common shares t the time of acquisition.

7. FEE PAYABLE IN RESPECT OF THE BID, AS CALCULATED UNDER SECTION 271.4(1) OF THE REGULATION RESPECTING SECURITIES (QUEBEC):

      A fee of $850 accompanies this report.

Date: June 8, 2005                   STANTEC INC.

                                     By: (signed) "Jeff Lloyd"
                                         ---------------------------------------
                                         JEFFREY S. LLOYD
                                         Vice President & Secretary